UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

diaDexus, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

25245P106
(CUSIP Number)

JAN H. LOEB
LEAP TIDE CAPITAL MANAGEMENT, LLC
10451 Mill Run Circle, Suite 400
Owings Mills, Maryland 21117
(410) 654-3315

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25245P106

1	NAME OF REPORTING PERSON LEAP TIDE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,984,549
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,984,549
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,984,549
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25245P106

1	NAME OF REPORTING PERSON JAN LOEB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,898,749
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,898,749
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,898,749
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25245P106

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate cost of the 3,984,549 Shares beneficially owned by Leap Tide is approximately $1,753,901 and the aggregate cost of the 914,200 Shares beneficially owned by Mr. Loeb is approximately $464,801, each excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 55,315,806 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2014.

A.	Leap Tide

(a)	As of the close of business on December 12, 2014, Leap Tide beneficially owned 3,984,549 Shares.

Percentage: 7.2%

(b)	1. Sole power to vote or direct vote: 3,984,549
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 3,984,549
4. Shared power to dispose or direct the disposition: -0-

(c)	The transactions in the Shares by Leap Tide since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Loeb

(a)
As of the close of business on December 12, 2014, Mr. Loeb beneficially owned 4,898,749 Shares.  Mr. Loeb is the beneficial owner of 914,200 Shares and, due to his relationship with Leap Tide, may be deemed the beneficial owner of the 3,984,549 Shares owned by Leap Tide.

Percentage: Approximately 8.9%

(b)	1. Sole power to vote or direct vote: 4,898,749
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 4,898,749
4. Shared power to dispose or direct the disposition: -0-

(c)	The transactions in the Shares by Mr. Loeb and on behalf of Leap Tide since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 25245P106

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 25245P106

Signature Page to the Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2014

LEAP TIDE CAPITAL MANAGEMENT, LLC

By:	/s/ Jan Loeb
	Name:	Jan Loeb
	Title:	Managing Member

/s/ Jan Loeb
JAN LOEB

CUSIP NO. 25245P106

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of the Schedule 13D

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
LEAP TIDE CAPITAL MANAGEMENT, LLC

30,900	0.35	11/21/2014
82,363	0.35	11/24/2014
319,725	0.33	12/05/2014

JAN LOEB

70,000	0.36	11/20/2014
8,700	0.36	11/21/2014
13,600	0.35	11/24/2014
50,000	0.35	11/25/2014
57,700	0.34	12/05/2014